SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        Mace Security International, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    554335208
                                 (CUSIP Number)


                                February 7, 2005
             (Date of Event Which Requires Filing of This Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 554335208                                           Page  2 of 9 Pages
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1. Name of Reporting Person:

        Langley Partners, L.P.
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2. Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
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3. SEC Use Only

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4. Citizenship or Place of Organization: Delaware

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                          5. Sole Voting Power: -0-
Number of
Shares                    ------------------------------------------------------
Beneficially              6. Shared Voting Power: 1,179,900 (see Item 4)
Owned By
Each                      ------------------------------------------------------
Reporting                 7. Sole Dispositive Power:  -0-
Person
With                      ------------------------------------------------------
                          8. Shared Dispositive Power: 1,179,900 (see Item 4)

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,179,900
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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [_]

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11. Percent of Class Represented by Amount in Row (9): 8.0%

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12. Type of Reporting Person: PN

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CUSIP No. 554335208                                           Page  3 of 9 Pages
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1. Name of Reporting Person:

        Langley Management, LLC
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2. Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
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3. SEC Use Only

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4. Citizenship or Place of Organization: Delaware

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                          5. Sole Voting Power: -0-
Number of
Shares                    ------------------------------------------------------
Beneficially              6. Shared Voting Power: 1,179,900 (see Item 4)
Owned By
Each                      ------------------------------------------------------
Reporting                 7. Sole Dispositive Power:  -0-
Person
With                      ------------------------------------------------------
                          8. Shared Dispositive Power: 1,179,900 (see Item 4)

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,179,900
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [_]

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11. Percent of Class Represented by Amount in Row (9): 8.0%

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12. Type of Reporting Person: OO

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CUSIP No. 554335208                                           Page  4 of 9 Pages
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1. Name of Reporting Person:

        Langley Capital, LLC
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Citizenship or Place of Organization: Delaware

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                          5. Sole Voting Power: -0-
Number of
Shares                    ------------------------------------------------------
Beneficially              6. Shared Voting Power: 1,179,900 (see Item 4)
Owned By
Each                      ------------------------------------------------------
Reporting                 7. Sole Dispositive Power:  -0-
Person
With                      ------------------------------------------------------
                          8. Shared Dispositive Power: 1,179,900 (see Item 4)

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,179,900
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [_]

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11. Percent of Class Represented by Amount in Row (9): 8.0%

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12. Type of Reporting Person: OO

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CUSIP No. 554335208                                           Page  5 of 9 Pages
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1. Name of Reporting Person:

        Jeffrey Thorp
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2. Check the Appropriate Box if a Member of a Group:
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3. SEC Use Only

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4. Citizenship or Place of Organization: United States

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                          5. Sole Voting Power: -0-
Number of
Shares                    ------------------------------------------------------
Beneficially              6. Shared Voting Power: 1,179,900 (see Item 4)
Owned By
Each                      ------------------------------------------------------
Reporting                 7. Sole Dispositive Power:  -0-
Person
With                      ------------------------------------------------------
                          8. Shared Dispositive Power: 1,179,900 (see Item 4)

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,179,900
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:  [_]

--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 8.0%

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12. Type of Reporting Person: IN

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CUSIP No. 554335208                                           Page  6 of 9 Pages
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This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated June 7, 2004, with respect to the shares of Common Stock, par value $.01 per share, of Mace Security International, Inc.

Item 1(a).        Name of Issuer:

                  Mace Security International, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1000 Crawford Place
                  Suite 400
                  Mt. Laurel, NJ 08054

Item 2(a).        Name of Persons Filing:

                  (i) Langley Partners, L.P. ("Langley L.P."), (ii) Langley Management, LLC, (iii) Langley Capital, LLC and (iv) Jeffrey Thorp ("Thorp," together with Langley L.P., Langley Management, LLC and Langley Capital, LLC, the "Reporting Persons").

Item 2(b).        Address of Principal Business Office:

                  For each Reporting Person:

                  535 Madison Avenue
                  7th Floor
                  New York, NY 10022.

Item 2(c).        Citizenship:

                  See row 4 of each Reporting Persons' cover page.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share, of the Company

Item 2(e).        CUSIP Number:

                  554335208

Item 3.           Not applicable.

Item 4.           Ownership.

                  For each Reporting Person:

                  (a)      Amount beneficially owned:

                           1,179,900 shares of Common Stock as follows: (i) 846,900 shares of Common Stock are owned of record by Langley L.P. and (ii) 333,000

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CUSIP No. 554335208                                           Page  7 of 9 Pages
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                           shares of Common Stock issuable, subject to certain limitations set forth in the warrant agreement, to Langley L.P. upon exercise of warrants.

                           Langley Capital, LLC is the general partner of Langley L.P. Thorp is the sole member and manager of Langley Capital, LLC. Langley Management, LLC is the investment manager of Langley L.P. Thorp holds a 99.9% membership interest in Langley Management, LLC and is the sole manager thereof. As a result, each of Langley Management, LLC, Langley Capital, LLC and Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock owned of record by Langley L.P. This statement on
                           Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Langley L.P.) is the beneficial owner of the Common Stock covered by this statement.

                  (b)      Percent of class:

                           8.0% the total outstanding shares of Common Stock. This percentage is based upon 14,586,632 shares of Common Stock issued and outstanding, which number is calculated by adding (i) 14,253,632 (the number of shares of Common Stock reported in the Form 10-Q for the period ended September 30, 2004), (ii) 333,000 (the number of shares of Common Stock issuable to Langley L.P. upon exercise of its warrants).

                  (c)      Number of shares to which each Reporting Person has:

                           (i)   Sole power to vote or direct the vote: -0-

                           (ii)  Shared power to vote or direct the vote:
                                 1,179,900

                           (iii) Sole power to dispose or to direct the
                                 disposition of: -0-

                           (iv) Shared power to dispose of or direct the disposition of: 1,179,900

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.           Notice of Dissolution of a Group.

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CUSIP No. 554335208                                           Page 8 of 9 Pages
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                  Not Applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 554335208                                           Page  9 of 9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 8, 2005

                                          LANGLEY PARTNERS, L.P.


                                             By:  LANGLEY CAPITAL, LLC,
                                                  as General Partner


                                                  By: /s/ Jeffrey Thorp
                                                      --------------------------
                                                      Jeffrey Thorp, Manager


                                          LANGLEY MANAGEMENT, LLC


                                             By:  /s/ Jeffrey Thorp
                                                  ------------------------------
                                                  Jeffrey Thorp, Manager


                                          LANGLEY CAPITAL, LLC


                                             By:  /s/ Jeffrey Thorp
                                                  ------------------------------
                                                  Jeffrey Thorp, Manager


                                          /s/ Jeffrey Thorp
                                          --------------------------------------
                                          Jeffrey Thorp